UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*
(Final Amendment)

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

49271M 100

(CUSIP Number)

Luigi Lavazza S.p.A.

Corso Novara, 59

10154 Torino, Italy

Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 4,702,265 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 4,702,265 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,265 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 4,702,265 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 4,702,265 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,265 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 4,702,265 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 4,702,265 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,265 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 10, 2012, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc., the “Issuer”). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D. As described herein, the Reporting Persons no longer have beneficial ownership of in excess of 5% of the Common Stock and, accordingly, this Amendment constitutes the final amendment to the Schedule 13D.

Items 4-5 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On March 3, 2015, Lavazza completed the previously disclosed sale, pursuant to the Repurchase Agreement, of 5,231,991 shares of Common Stock for a cash purchase price of $119.18 per share, for an aggregate purchase price of $623,569,092.14. As a result of this sale, Lavazza currently owns approximately 3.0% of the outstanding Common Stock (after giving effect to the sale and the reduction of the shares so repurchased from those understood to be outstanding as described in Item 5 below).

Item 5. Interest in Securities of the Issuer

(a-c)	On March 3, 2015, Lavazza sold 5,231,991 shares of Common Stock to the Issuer for an aggregate price of $623,569,092.14 in a direct sale. As a result of such sale, as of the date hereof, Lavazza directly holds, and has beneficial ownership of, 4,702,265 shares of Common Stock. As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza. The 4,702,265 shares of Common Stock so beneficially owned represent approximately 3.0% of the currently outstanding Common Stock (based on the 161,675,100 shares of Common Stock reported by the Issuer to be outstanding as of January 29, 2015 in its Form 10-Q filed on February 4, 2015, after giving effect to the sale described herein and the resulting reduction from the total shares outstanding). Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.
(e)	March 3, 2015.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015

LUIGI LAVAZZA S.p.A.

By: /s/ Antonio Baravalle
Title: Chief Executive Officer

ALBERTO LAVAZZA S.A.P.A.

By: /s/ Alberto Lavazza
Title: Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By: /s/ Giuseppe Lavazza
Title: Personally Responsible Partner